                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)
___Form 10-K   ___Form 20-F   ___Form 11-K    _X_Form 10-Q   ___Form N-SAR

                       For Period Ended September 30, 1996
                 __ Transition Report on Form 10-K
                 __ Transition Report on Form 20-F
                 __ Transition Report on Form 11-K
                 __ Transition Report on Form 10-Q
                 __ Transition Report on Form N-SAR
                 For the Transition Period Ended:_______________________________

             Read Instructions (on back page) Before Preparing Form,
                              Please Print or Type.
            Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

Full Name of Registrant: PROJECTAVISION, INC.
                        ---------------------
Address of Principal Executive Office (Street and Number):

TWO PENN PLAZA, SUITE 640, NEW YORK, NEW YORK  10121
----------------------------------------------------
PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25b, the following should be completed.  (Check box if
appropriate):    | X |

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

         The Company has not been able to compile the requisite financial data necessary to enable the Company to have sufficient time to complete the Company's financial statements by November 14, 1996, which is the required filing date for the Company's quarterly report on Form 10-Q, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jules Zimmerman                       (212)                         971-3000
----------------                   -----------                ------------------
    (Name)                         (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).          _X_ Yes  ___ No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              ___ Yes  _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Projectavision, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Dated:  November 13, 1996                                PROJECTAVISION, INC.


                                                     By: /s/ Jules Zimmerman
                                                         -----------------------
                                                         Jules Zimmerman, Chief
                                                           Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         Intention misstatements or omissions of fact constitute
         Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One conformed copy of this form and amendments thereto must be completed and electronically filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with the general rules and regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.